NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES

Consolidated Financial Statements and Schedule III

December 31, 2008

(With Report of Independent Registered Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Partners
Net Lease Strategic Assets Fund L.P.:

We have audited the accompanying balance sheet of Net Lease Strategic Assets Fund L.P. and subsidiaries (“the Partnership”) as of December 31, 2008, and the related consolidated statements of operations, changes in partners’ equity, and cash flows for the year then ended.  In connection with our audit of the consolidated financial statements, we also have audited the accompanying financial statement schedule.  These consolidated financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(signed) KPMG LLP

New York, New York
February 28, 2009

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2008
(Dollars in thousands)

ASSETS:

Real estate, at cost
Buildings and improvements	$534,182
Land and land estates	92,123
Total real estate investments	626,305
Less accumulated depreciation and amortization	(15,196)
Real estate investments, net	611,109
Cash and cash equivalents	7,949
Restricted cash	1,421
Rent receivable -current	1,045
Rent receivable -deferred	5,181
Investment in non-consolidated entity	3,367
Deferred leasing costs, net of accumulated amortization of $87	2,087
Deferred loan & other costs, net of accumulated amortization of $255	546
Lease intangibles, net of accumulated amortization of $18,255	108,300
Other assets	327

$741,332

LIABILITIES AND PARTNERS' EQUITY:

Liabilities:
Mortgage notes payable	$320,898
Accrued interest payable	1,519
Accounts payable and other liabilities	1,043
Deferred revenue-below market leases, net of accumulated accretion of $1,810	11,603
Prepaid rent	2,216

Total Liabilities	337,279

Redeemable preferred equity	170,772

Commitments and contingencies (notes 7 and 11)

Partners' equity	233,281

$741,332

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

Gross revenues:
Rental	$49,861
Tenant reimbursements	451
Total gross revenues	50,312

Expenses applicable to revenues:
Depreciation and amortization	(32,499)
Property operating	(1,678)
General and administrative	(451)
Interest and amortization expense	(17,667)
Non-operating income	53

Loss before state and local taxes, equity in loss of non-consolidated entity and loss from disposal of real estate	(1,930)

State and local taxes	(371)
Equity in loss of non-consolidated entity	(521)

Net loss	$(2,822)

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' EQUITY
ENDED DECEMBER 31, 2008
(Dollars in thousands)

	Lexington Realty Trust	Inland American (Net Lease) Sub, LLC	Total Partners' Equity

Balance at December 31, 2007	$21,567	$122,287	$143,854

Capital contributions	17,175	97,328	114,503

Distributions	-	(12,693)	(12,693)

Net (loss) income	(28,241)	25,419	(2,822)

Increase in redeemable preferred equity	(1,434)	(8,127)	(9,561)

Balance at December 31, 2008	$9,067	$224,214	$233,281

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

Cash flows from operating activities:
Net loss	$(2,822)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	32,744
Straight-line rents	(4,388)
Other non-cash charges	(761)
Equity in loss of non-consolidated entity	521
Change in rent receivable	(998)
Increase in accounts payable and other liabilities	957
Increase in accrued interest payable	287
Other adjustments, net	(1,182)
Net cash provided by operating activities	24,358

Cash flows from investing activities:
Investment in real estate, including intangibles	(100,693)
Net proceeds from sales of property	11
Leasing costs paid	(2,175)
Distributions from non-consolidated entity in excess of accumulated earnings	263

Net cash used in investing activities	(102,594)

Cash flows from financing activities:
Principal payments of mortgage notes payable	(3,806)
Contributions from Inland	94,328
Contributions from Lexington	8,301
Distributions to partners	(12,693)
Preferred equity distributions	(1,463)
Deferred financing costs	(366)
Net cash provided by financing activities	84,301

Net increase in cash and cash equivalents	6,065

Cash and cash equivalents, at beginning of year	1,884

Cash and cash equivalents, at end of year	$7,949

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS –
DECEMBER 31, 2008
(Dollars in thousands)

(1)	Organization and Purpose

Net Lease Strategic Assets Fund LP and subsidiaries (the Partnership) was formed August 10, 2007 by The Lexington Master Limited Partnership (“the MLP”), as general partner, and Inland American (Net Lease) Sub, LLC (“Inland”), a wholly-owned subsidiary of Inland American Real Estate Trust, Inc. to invest in specialty single-tenant net leased real estate in the United States. On December 31, 2008, the MLP was merged into Lexington Realty Trust (“Lexington”) and ceased to exist.

Lexington and Inland are currently entitled to a return on/of their respective investments as follows: (1) Inland, 9% on its common equity, (2) Lexington, 6.5% on its preferred equity, (3) Lexington, 9% on its common equity, (4) return of Lexington’s preferred equity, (5) return of Inland common equity (6) return of Lexington common equity and (7) any remaining cash flow is allocated 65% to Inland and 35% to Lexington as long as Lexington is the general partner, if not, allocations are 85% to Inland and 15% to Lexington. Profits and losses are allocated using the hypothetical liquidation book value method in accordance with the Partnership’s partnership agreement. The Partnership agreement can be terminated by either partner on or after March 1, 2015.

Since December 20, 2007, Lexington has contributed interests in 19 properties and $15,022 in cash, $3,250 on behalf of Inland, to the Partnership and Inland has contributed $216,004 in cash to the Partnership. In addition, Lexington sold for cash interests in 24 properties plus a 40% interest in a property to the Partnership.  The properties were subject to approximately $339,500 in mortgage debt, which was assumed by the Partnership. After such formation transaction, Inland and Lexington owned 85% and 15%, respectively, of the Partnership’s common equity and Lexington owned 100% of the Partnership’s preferred equity.

In addition to the capital contributions described above, as of December 31, 2008, Lexington and Inland have committed to invest up to an additional approximate $22,500 and $127,500, respectively, in NLS to acquire additional specialty single-tenant net leased assets.

(2)	Summary of Significant Accounting Policies

    Basis of Presentation and Consolidation.  The Partnership’s consolidated financial statements are prepared on the accrual basis of accounting. The financial statements reflect the accounts of the Partnership and its consolidated subsidiaries. The Partnership determines whether an entity for which it holds an interest should be consolidated pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46R”) and/or Emerging Issues Task Force (“EITF”) 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-05”).  FIN 46R requires the Partnership to evaluate whether it has a controlling financial interest in an entity through means other than voting rights. If the entity is not a variable interest entity the Partnership applies the guidance in EITF 04-05, and the Partnership controls the entity’s voting shares or similar rights, the entity is consolidated.

Use of Estimates.  Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles.  These estimates and assumptions are based on management’s best estimates and judgment.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.  Management adjusts such estimates when facts and circumstances dictate.  The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, determination of impairment of long-lived assets and equity method investments, valuation of the useful lives of long-lived assets. Actual results could differ materially from those estimates.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

 Purchase Accounting for Acquisition of Real Estate.  The fair value of the real estate acquired, which includes, if applicable, the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The aggregate value of other acquired intangible assets, consisting of in-place leases and customer relationships, is measured by the excess of (1) the purchase price paid for a property over (2) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and customer relationships based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases are amortized to expense over the remaining non-cancelable periods and any bargain renewal periods of the respective leases. Customer relationships are amortized to expense over the applicable lease term plus expected renewal periods.

Revenue Recognition.  The Partnership recognizes revenue in accordance with Statement of Financial Accounting Standards No. 13 Accounting for Leases, as amended (“SFAS 13”). SFAS 13 requires that revenue be recognized on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Renewal options in leases with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rent if the renewals are not reasonably assured. In those instances in which the Partnership funds tenant improvements and the improvements are deemed to be owned by the Partnership, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Partnership determines that the tenant allowances are lease incentives, the Partnership commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

Gains on sales of real estate are recognized pursuant to the provisions of Statement of Financial Accounting Standards No. 66 Accounting for Sales of Real Estate, as amended (“SFAS 66”). The specific timing of the sale is measured against various criteria in SFAS 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

Accounts Receivable.  The Partnership continuously monitors collections from its tenants and would make a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Partnership has identified.

Impairment of Real Estate.  The Partnership evaluates the carrying value of all tangible and intangible assets held, including investments in non-consolidated entities, when a triggering event under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as amended (“SFAS 144”) has occurred to determine if an impairment has occurred which would require the recognition of a loss. The evaluation includes estimating and reviewing anticipated future cash flows to be derived from the asset. However, estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties. The Partnership generally depreciates buildings and building improvements over 40 years, and land estates and tenant improvements over the anticipated lease terms.

Only costs incurred to third parties in acquiring properties are capitalized. No internal costs (rents, salaries, overhead) are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations which extend the useful life of the properties are capitalized.

Impairment of Equity Method Investments.  The Partnership assesses whether there are indicators that the value of its equity method investments may be impaired.  An investment’s value is impaired if the Partnership determines that a decline in the value of the investment below its carrying value is other than temporary.   To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated value of the investment.

Income Taxes.  For income tax purposes, the Partnership is treated as a partnership and all items of income and loss are attributable to the individual partner tax returns. Accordingly, no provision for income taxes has been made in these financial statements.  However, the Partnership is required to pay certain state and local entity level taxes which are expensed as incurred.

Cash and Cash Equivalents.  The Partnership considers all highly liquid instruments with maturities of three months or less from the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash is comprised primarily of cash balances held by lenders.

Deferred Charges.  Deferred charges consist primarily of debt placement and mortgage loan fees. The debt placement and mortgage loan fees are amortized using the straight-line method, which approximates the interest method, over the terms of the debt instruments.

Preferred Equity.  The Partnership has classified Lexington’s preferred equity as temporary equity in the mezzanine section of the balance sheet in accordance with SEC Accounting Series Release No. 268 Presentation in Financial Statements of Redeemable Preferred Stocks (“ASR 268”).  The preferred equity can be redeemed (1) upon sale of certain assets, (2) in liquidation of the Partnership, or (3) in the 10th year of the Partnership by the Partnership or by Lexington.  Lexington is entitled to a redemption amount equal to the total of preferred equity contributions plus the cumulative 6.5% preferred return that has not been distributed.   As of December 31, 2008, Lexington has made preferred equity contributions of $162,487, received $1,463 as a preferred return on their preferred equity and an increase in their preferred equity since inception of $9,748.

Environmental Matters.  Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although the Partnership’s tenants are primarily responsible for any environmental damage and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect to such environmental liability, the Partnership may be required to satisfy any obligations. In addition, the Partnership as the owner of such properties may be held directly liable for any such damages or claims irrespective of the provisions of any lease. As of December 31, 2008, the Partnership was not aware of any environmental matter that could have a material impact on the Partnership’s financial position, results of operations or cash flows.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

Segment Reporting.  The Partnership operates generally in one industry segment, investment in net-leased real properties.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for periods beginning after December 15, 2006.  The adoption of FIN 48 did not have an impact on the Partnership’s financial position, results of operations or cash flows.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, as amended (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, except for those relating to non-financial assets and liabilities, which are deferred for one additional year, and a scope exception for purposes of fair value measurements affecting lease classification or measurement under SFAS 13 and related standards. The adoption of the effective portions of this statement did not have an impact on the Partnership’s financial position, results of operations or cash flows. The Partnership has determined that the implementation of this statement as it relates to non-financial assets and liabilities will not have a material impact on the Partnership’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and liabilities and certain other items at fair value. An enterprise will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied on an instrument-by-instrument basis, with several exceptions, such as investments accounted for by the equity method, and once elected, the option is irrevocable unless a new election date occurs. The fair value option can be applied only to entire instruments and not to portions thereof. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Partnership did not adopt the fair value provisions of this pronouncement and thus it had no impact on the Partnership’s financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and acquisition related costs will generally be expensed rather than included as part of the basis of the acquisition.  SFAS 141R expands required disclosures to improve the ability to evaluate the nature and financial effects of business combinations.  SFAS 141R is effective for acquisitions in periods beginning on or after December 15, 2008.  The adoption of this standard could materially impact the Partnership’s future financial results to the extent that the Partnership acquires significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to the current practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB 51 (“SFAS” No. 160”).  SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity.  SFAS No. 160 is effective for periods beginning on or after December 15, 2008.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

In October 2008, the FASB issued FASB Staff Position FAS 157-3 (“FSP FAS 157-3”), Determining the Fair Value of a Financial Asset When the Market For That Asset is Not Active, which clarifies the application of FASB 157, “Fair Value Measurements,” in a market that is not active.  Among other things, FSP FAS 157-3 clarifies that determination of fair value in a dislocated market depends on facts and circumstances and may require the use of significant judgment about whether individual transactions are forced liquidations or distressed sales.  In cases where the volume and level of trading activity for an asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, observable inputs might not be relevant and could require significant adjustment.  In addition, FSP FAS 157-3 also clarifies that broker or pricing service quotes may be appropriate inputs when measuring fair value, but are not necessarily determinative if an active market does not exist for the financial asset.  Regardless of the valuation techniques used, FSP FAS 157-3 requires that an entity include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks.  FSP FAS 157-3 was effective upon issuance and includes prior periods for which financial statements have not been issued.  The Partnership has adopted FSP FAS 157-3, which did not have a material impact on the Partnership’s financial position, results of operations or cash flows.

(3)     Investments in Real Estate and Intangible Assets

    During 2008, Lexington contributed six properties to the Partnership and the Partnership purchased seven properties from Lexington for cash of $95,576 and the assumption of $153,148 in non-recourse mortgage notes payable.  The debt assumed by the Partnership in 2008 bears stated interest at rates ranging from 5.1% to 8.0% with a weighted-average stated rate of 6.3% and mature at various dates ranging from August 2010 to January 2021.

For the properties acquired during 2008, the components of intangible assets and liabilities and the respective weighted average lives are as follows:

		Weighted
		Average
	Costs	Life (Years)
Lease origination costs	$31,428	6.25
Customer relationships	27,578	5.22
Above-market leases	5,237	6.32
Below-market leases (liability)	6,964	4.88

As of December 31, 2008, the components of intangible assets are as follows:

Lease origination costs	$68,112
Customer relationships	48,749
Above-market leases	9,694
$126,555

The estimated net amortization of the above intangibles for the next five years is $22,070 in 2009, $20,838 in 2010, $15,087 in 2011, $11,978 in 2012 and $9,866 in 2013.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

Below-market leases, net of accretion, which are included in deferred revenue, are $11,603, as of December 31, 2008. The estimated accretion for the next five years is $2,388 in 2009, $2,290 in 2010, $1,062 in 2011, $460 in 2012 and $460 in 2013.

(4)	Investment in Non-Consolidated Entity

The Partnership has a 40% interest in Lex Oklahoma City LP (“TIC”).  TIC has an interest in a property located in Oklahoma City, Oklahoma.   The property is 80.5% leased to AT&T Wireless Services, Inc. with a lease expiration of 11/30/2010.  The remaining 19.5% is leased to Jordan Associates Inc. through 6/30/09.  As of December 31, 2008, the Partnership’s investment in TIC was $3,367.

The property is subject to a first mortgage of $14,749, which bears interest at 5.24% and matures in 2015.

The following is summary historical cost basis selected balance sheet data as of December 31, 2008 and income statement data for the year ended December 31, 2008:

As of 12/31/08

Real estate, including intangibles	$21,567
Cash	482
Mortgages payable	14,749
Partners’ equity	1,573

Year Ended 12/31/08

Gross rental revenues	$2,062
Interest expense	(786)
Depreciation and amortization	(1,522)
Other income (expense)	(433)
Net loss	$(679)

The difference between the Partnership’s purchase price for the investment and Partnership’s equity position in TIC of $2,978 is being accreted over the useful lives of TIC’s assets.  The Partnership recognized expense of $251 during 2008 relating to this difference.

For the year ended December 31, 2008, Lexington Realty Advisors, Inc. (LRA), an affiliate of Lexington, earned $51, in asset management fees which is included in other expenses above.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

(5)	Mortgage Notes Payable

     The Partnership has mortgage notes payable outstanding of $320,898 at December 31, 2008.  Interest rates ranged from 5.1% to 8.5%, with a weighted average interest rate of 6.1%.  The mortgage notes payable mature between 2009 and 2025.

    Scheduled principal amortization and balloon payments of the mortgage notes payable for the next five years and thereafter are as follows:

	Scheduled
	principal	Balloon
	amortization	payments	Total

Year ending December 31:
2009	$7,877	$10,239	$18,116
2010	8,709	7,603	16,312
2011	9,140	46,023	55,163
2012	9,518	22,153	31,671
2013	9,769	16,640	26,409
Thereafter	28,899	144,328	173,227
	$73,912	$246,986	$320,898

(6)	Management Agreement

    The Partnership has entered into a management agreement LRA, whereby LRA will receive (1) a partnership management fee of 0.375% of Inland’s percentage interest of the equity capital, (2) a property management fee of up to 3.0% of actual gross revenues from certain assets for which the landlord is obligated to provide property management services (contingent upon the recoverability under the applicable lease), and (3) an acquisition fee of 0.5% of the gross purchase price of each acquired asset by the Partnership. During 2008, LRA earned a management fee of $879 of which $265 was payable as of December 31, 2008.

(7)	Leases

Lessor:

Minimum future rental receipts under the noncancelable portion of operating leases, assuming no new or negotiated leases, for the next five years and thereafter are as follows:

Year ending December 31:
2009	$54,923
2010	55,040
2011	53,452
2012	49,978
2013	47,409
Thereafter	198,762
$459,564

The above minimum lease payments do not include reimbursements to be received from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

Certain leases allow for the tenant to terminate the lease if the property is deemed obsolete, as defined, but must make a termination payment to the Partnership, as stipulated in the lease. In addition, certain leases provide the tenant with the right to purchase the leased property at fair market value or a stipulated price.

Lessee:

The Partnership holds leasehold interests in various properties. Generally the ground rents on these properties are either paid directly by the tenants to the fee holder or reimbursed to the Partnership as additional rent.

Minimum future rental payments under non-cancellable leasehold interests, excluding lease payments in the future that are based upon fair market value for the next five years and thereafter are as follows:

Year ending December 31:
2009	$205
2010	205
2011	187
2012	186
2013	273
Thereafter	4,240
$5,296

Rent expense for the leasehold interests was $143 in 2008.

(8)	Concentration of Risk

The Partnership seeks to reduce its operating and leasing risks through diversification achieved by the geographical distribution of its properties, avoiding dependency on a single property and the credit worthiness of its tenants.

For the year ended December 31, 2008, T Mobile USA, Inc., guarantor of leases at five properties represented $6,660 or 13% of total gross revenues.

Cash and cash equivalent balances exceed insurable amounts at times.  The Partnership believes it mitigates this risk by investing in or through major financial institutions.

(9)	Related Party Transactions

The following are related party transactions not discussed elsewhere in these consolidated financial statements.

Included in Other Assets is approximately $29 of receivables which are collections made by Lexington on the Partnership’s behalf net of operating advances.

Lexington and Inland are also affiliates in another co-investment program, Concord Debt Holdings, LLC.

(10)	Fair Value of Financial Instruments

Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable.  The Partnership estimates that the fair approximates carrying value due to the relatively short maturity of the instruments.

   Mortgage Notes Payable.  The Partnership determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Partnership has determined that the fair value of these instruments approximates $285,380 as of December 31, 2008.  The Partnership has applied SFAS 157 to evaluate the fair value of these instruments at December 31, 2008.  Accordingly, the Partnership has determined that the fair value of the mortgage notes payable falls within Level 3 of the fair value hierarchy.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008
(Dollars in thousands)

(11)	Commitments and Contingencies

    The Partnership is obligated under certain tenant leases to fund the expansion of the underlying leased properties

(12)	Supplemental Disclosure of Statement of Cash Flow Information

    During 2008, the Partnership paid $17,887 for interest and $266 for state and local taxes

 During 2008, Lexington contributed six properties to the Partnership in exchange for a preferred and common equity position.  The contributed properties had an agreed upon value of $115,513 in real estate, $26,703 in intangibles, $4,995 in below market leases and $498 in other assets and liabilities, net.

In connection with the contribution and sales of properties from Lexington in 2008, the Partnership assumed $153,148 in non-recourse mortgage notes payable.

(13)	Subsequent Event

    Subsequent to December 31, 2008, Lexington and Inland contributed an additional $184 and $1,043, respectively, to the Partnership.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000)
Initial Cost to Company and Gross Amount at which carried at End of Year (A)

City	State	Property Type	Encumbrances	Land Improvements and Land Estates	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date Acquired	Date Constructed	Useful life computing depreciation in latest income statements (years)

Oklahoma City	OK	Retail	$0	$2,218	$2,309	$4,527	$58	Dec- 07	1991	40
Kingport	TN	Office	0	342	3,347	3,689	86	Dec- 07	1981	40
Knoxville	TN	Office	4,937	1,362	9,591	10,953	291	Dec- 07	2002	40
Plymouth	IN	Industrial	6,503	422	7,070	7,492	203	Dec- 07	2000/2003	40
Erwin	NY	Industrial	9,100	1,449	10,868	12,317	306	Dec- 07	2006	40
Tucson	AZ	Office	2,197	1,259	5,097	6,356	143	Dec- 07	1988	40
Des Moines	IA	Office	22,761	3,026	30,616	33,642	812	Dec- 07	2002	40
Pine Bluff	AR	Office	0	521	2,365	2,886	72	Dec- 07	1980	40
McDonough	GA	Office	12,635	2,799	12,495	15,294	440	Dec- 07	1999	40
Eau Claire	WI	Industrial	0	563	8,416	8,979	215	Dec- 07	1993	40
Livonia	MI	Office	10,286	1,207	8,565	9,772	298	Dec- 07	1987	40
Livonia	MI	R&D	0	1,405	10,666	12,071	375	Dec- 07	1987	40
McDonough	GA	Office	0	1,535	9,949	11,484	295	Dec- 07	2007	40
Ft. Collins	CO	Retail	0	924	2,558	3,482	66	Dec- 07	1982	40
Woodlands	TX	Office	7,500	1,085	8,519	9,604	225	Dec- 07	2004	40
Bremerton	WA	Office	6,377	3,223	10,441	13,664	298	Dec- 07	2001	40
Temple	TX	Office	8,628	1,253	16,328	17,581	479	Dec- 07	2001	40
Pascagoula	MS	Office	0	1,276	3,958	5,234	158	Dec- 07	1995	40
Chester	SC	Industrial	12,578	860	26,806	27,666	674	Dec- 07	2001/2005	40
Minneapolis	MN	Industrial	0	2,374	4,819	7,193	122	Dec- 07	2003	40
Tomball	TX	Retail	9,188	1,292	11,031	12,323	317	Dec- 07	2005	40
Franklin	NC	Industrial	1,308	1,346	3,125	4,471	85	Dec- 07	1996	40
Lavonia	GA	Industrial	9,508	1,318	11,452	12,770	304	Dec- 07	2005	40
Meridian	ID	Office	9,877	2,853	13,936	16,789	396	Dec- 07	2004	40
Lenexa	KS	Office	9,964	2,222	14,765	16,987	433	Dec- 07	2004	40
Oakland	ME	Office	10,079	1,337	7,548	8,885	262	Dec- 07	2005	40
Redmond	OR	Office	9,453	4,642	15,087	19,729	415	Dec- 07	2004	40
Mission	TX	Office	6,155	1,136	10,663	11,799	316	Dec- 07	2002	40
Jacksonville	FL	Industrial	0	1,549	5,060	6,609	139	Dec- 07	1958/1969	40
Allentown	PA	Office	0	1,953	7,311	9,264	193	Dec- 07	1980	40
Tempe	AZ	Office	13,135	2,766	17,918	20,684	627	Mar- 08	2002	40
Houston	TX	Office	6,122	753	6,899	7,652	210	Mar- 08	1981/1999	40
Kalamazoo	MI	Industrial	16,996	736	9,312	10,048	486	Mar- 08	1999	40
Allen	TX	Office	30,582	5,740	26,141	31,881	1,293	Mar- 08	1981/1983	40
Glendale	AZ	R&D	13,879	11,358	22,803	34,161	732	Mar- 08	1985	40
Foxboro	MA	Office	11,605	3,490	26,912	30,402	873	Mar- 08	1965/1988	40
Arlington	TX	Office	20,582	3,922	22,140	26,062	763	Mar- 08	2003	40
Sugar Land	TX	Office	9,596	952	10,659	11,611	272	Mar- 08	2005	40
Marshall	MI	Industrial	0	257	25,168	25,425	162	Mar- 08	1968/1972	40
Tampa	FL	Office	7,822	3,638	12,724	16,362	246	Mar- 08	1986	40
Franklin	TN	Industrial	0	939	10,816	11,755	202	Mar- 08	1970	40
Woodlands	TX	Office	21,545	6,257	32,721	38,978	538	May- 08	1992	40
Garland	TX	Industrial	0	2,564	15,208	17,772	316	May- 08	1980	40
			$320,898	$92,123	$534,182	$626,305	$15,196

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000) – (continued)

(A) The initial cost includes the purchase price paid by the Partnership and acquisition fees and expenses. The total cost basis of the Partnership's properties at December 31, 2008 for Federal income tax purposes was approximately $648.8 million.

2008

Reconciliation of real estate owned:
Balance at the beginning of year	$343,370
FAS 141 reallocations	137
Additions during year	282,811
Properties sold during year	(13)
Balance at end of year	$626,305

Balance at the beginning of year	$-
Depreciation and amortization expense	15,196
Balance at end of year	$15,196